September 21, 2009
Mr. Larry Greene, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harris & Harris Group, Inc. (the "Company")
File Number 333-160781

Dear Mr. Greene:

We received your comments regarding our Registration Statement on Form N-2 (File No. 333-160781) under the Securities Act of 1933 (the “1933 Act”) filed with the Securities and Exchange Commission (the "Commission") on July 24, 2009.

We have considered your comments and our responses and changes are discussed below.  These changes have been reflected in Pre-Effective Amendment No. 1 to our Registration Statement on Form N-2 (the "Registration Statement").

In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments, changes to disclosure in response to staff comments or the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in your review of our filing or in response to your comments on our filing.

For ease of reference, the comments of the staff of the Commission are set forth below in italics.  The response of the Company to each of the staff's comments is set forth immediately below the text of the comment to which it relates.  Capitalized terms not defined herein have the meanings assigned to such terms in the Registration Statement.  Unless otherwise indicated, page references are to the pages in the prospectus (the "Prospectus") included in Pre-Effective Amendment No. 1 to the Registration Statement.

The Company's responses to your comments are as follows:

General

1.           Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.  In view of the Fund’s reliance on Rule 415, when will this matter be submitted to FINRA, e.g., will FINRA review each supplement?  When might we expect notice from FINRA that the Fund has completed FINRA’s review process?

We have submitted this matter to FINRA for its review.  FINRA will review the proposed terms of any takedown off the shelf for which the Company uses an underwriter.  The Company has been informed by Spencer Bilesat (240-386-4623) from FINRA that we will be receiving a no objection letter once we confirm that the Commission has declared the Registration Statement effective.

2.           Disclosure in the filing suggests that the Fund proposes to file supplements under Rule 497 to sell shares off the shelf.  In this case, advise the staff how the legal opinion will be updated and filed.

The legal opinion will be filed with Pre-Effective Amendment No. 1 to the Registration Statement and will not be updated for the Registration Statement unless the underlying law or charter of the Company is changed in a manner that would affect the opinion.

3.           We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (“1940 Act”).

The Company filed its electronic report with respect to its fidelity bond coverage under Rule 17g-1 under the 1940 Act on March 17, 2009, and will file a new report if the increase in asset size requires an increase in the amount of the fidelity bond.

4.           Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998).  Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements.  For example:

•	explain the term “liquidity event” which appears throughout the filing, and
•	add disclosure which explains or assists an investor in understanding the table appearing under the caption “Business – Nanotechnology Commercialization” on page 46.

We have complied with this comment.  Please see pages 4, 35 and 49-50.  Other revisions have been made throughout the document as appropriate.

Prospectus Cover

5.           The penultimate sentence of the first paragraph states that: “The offering price per share of our Common Stock will not be less than the net asset value per share of our Common Stock at the time we make the offering exclusive of any underwriting commissions or discounts, unless we have shareholder approval.”  (Emphasis added.)  The staff takes the position that selling below NAV necessitates the filing of a post-effective amendment.  Please confirm that this offering will only be used for sales at or above NAV, unless an amendment is filed.

Because the Registration Statement does not currently contain the dilution disclosures or undertakings worked out with the staff for below-NAV takedowns from a shelf, we confirm that the Prospectus will not be used for sales below net asset value per share, unless a post-effective amendment to the Registration Statement is filed.

Prospectus

6.           Add disclosure to the first paragraph of the page on which the “Table of Contents” appears indicating that the Fund will supplement its prospectus to reflect any material change.

We have complied with this comment.  Please see the page on which the “Table of Contents” appears.

7.           Disclosure in the seventh paragraph under the caption “Prospectus Summary” refers to certain “industry clusters.”  Add appropriate risk disclosure regarding the risks associated with being invested in the indicated groups of industries.  This disclosure also reflects the nanotechnology percentages of various clusters as of March 31, 2009.  If possible, please update this information.

We have complied with this comment.  Please see pages 4 and 33-34.  Where possible, we have updated information contained in the Registration Statement as of June 30, 2009.

8.           Disclosure in the fifth bullet under the caption “Prospectus Summary – Risks related to our Company” suggests that the Fund is non-diversified.  Other disclosure on this topic states: “In 1992, we registered as an investment company under the 1940 Act, commencing operations as a closed-end, non-diversified investment company.  In 1995, we elected to become a business development company subject to the provisions of §§55 through 65 of the 1940 Act.”  Revise the latter disclosure so as to indicate that the Fund is currently classified as a non-diversified company.

We have complied with this comment.  Please see the cover page and page 1.

9.           Several bullets under this sub-caption refer to the issuance of debt and preferred securities.  Confirm to the staff that the Fund does not currently have any outstanding leverage and that none is contemplated.

We confirm that we do not currently have any outstanding leverage and none is contemplated.

10.           The sub-caption “Use of Proceeds” discusses the uses to be made of the offering proceeds.  As reported in the Form 10-Q for the period ended June 30, 2009, during the first half of 2009, the Fund made no new investments, and made nine follow-on investments totaling $3,451,549.  This compared with two new investments totaling $2,244,500 and 13 follow-on investments totaling $8,602,595 during the first six months of 2008.  In light of the Fund’s recent investment history, is it more likely than not that the current offering proceeds will be used to fund additional follow-on investments?

A recent 8-K filed by the Fund reports that investment income has decreased during the last six months, and the Fund incurred a net operating loss of $2.685 million.  The prospectus, however, has only a few sentences about the effect of using the proceeds of the proposed offerings to pay current operating expenses.  Given the Fund's recent financial history, please revise the disclosure appropriately, or explain to the staff why you think such disclosure is not needed.

In the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period ending June 30, 2009, we state that “[a]lthough we did not invest in a new portfolio company during the six months ended June 30, 2009, we intend to continue making investments in new companies and will continue to evaluate investments in companies enabled by nanotechnology and microsystems.  Our aim is to preserve our cash and manage our current operating expenses to enable us to make follow-on investments in current portfolio companies and to look for new investment opportunities.”  Please see page 16 of the registration statement.  The Company made one new investment in the third quarter of 2009, which will be disclosed when we file our quarterly report on Form 10-Q for the period ending September 30, 2009.   We have added disclosure under the subcaption “Use of Proceeds” explaining that we expect proceeds from any offering to be used for both new and follow-on investments.  Please see pages 7 and 43.

We believe that the current disclosure in our Use of Proceeds section is adequate.  On pages 7 and 43, we state that “[w]e may also use the proceeds of this offering for operating expenses, including due diligence expenses on potential investments.  Our portfolio companies rarely pay us dividends or interest, and we do not generate enough income from fixed income investments to meet all of our operating expenses.  If we pay operating expenses from the proceeds, it will reduce the net proceeds of the offering that we will have available for investment.”

11.           Make the indicated change to the following disclosure appearing in the next sub-caption, “Dividends and distributions”: “If we do make a deemed capital gain ~~dividend~~ distribution, you will not receive a cash distribution . . .”

We have complied with this comment.  Please see page 7.

12.           Footnote 4 to the fee table states that: “Excluding the non-cash, stock-based compensation expense, ‘Salaries and benefits’ totals $2,958,744 or 2.03 percent of net assets attributable to Common Stock.”  Disclose the period covered by this statement.

We have complied with this comment.  Please see page 8.

13.           The most recent information provided in the table of “Balance Sheet Data” is for the period ended December 31, 2008.  This information should be updated.

We have complied with this comment.  Please see page 9.

14.           Revise the following disclosure, appearing under the caption “Forward-Looking Information,” substantially as indicated below: “You should understand that under §27A(b)(2)(B) of the Securities Act of 1933 and §21E(b)(2)(B) of the Securities Exchange Act of 1934, the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995 ~~may~~ do not ~~as a technical matter~~ apply to statements made ~~in connection with this offering~~ by an investment company.”

We have complied with this comment.  Please see page 43.

15.           Explain to the staff the basis upon which the Fund makes the following statement, which appears under the caption “Business”: “Third, we provide access to a vehicle that has historically provided returns comparable to the median of those of the private venture capital industry and, unlike private venture capital firms, is both transparent and liquid.”

Returns on private venture capital investments are calculated typically based on the internal rate of return of invested capital over the life of the venture fund.  This lifetime is typically ten years.  Returns on an investment in us are recognized through the difference in the purchase and sale prices per share of our common stock.  The returns through the purchase and sale of our common stock at the median price per share in given years yields a return that is comparable to the median returns reported for private venture capital funds over similar time periods according to data assembled by Cambridge Associates LLC.  The Company has no affiliation with Cambridge Associates LLC.

As a publicly traded business development company, we offer investors liquidity as compared with private venture capital funds because our shares can be bought and sold by an investor at his or her discretion.  Investors in private venture capital funds realize gains on invested capital through distributions made when the fund sells a position in a portfolio company, the timing of which is not controlled directly by the investor in the fund.

As a publicly traded business development company, we are required to publicly file with the Securities and Exchange Commission information regarding the composition and value of our portfolio on a quarterly basis.  This level of transparency may not be available with investments in private venture capital funds because they are not subject to the same disclosure requirements.

16.           The introductory sentence to a table appearing under the caption “Business --Commercialization of Nanotechnology by Our Portfolio Companies” states: “The following is a summary of the products currently released or under development by our active portfolio companies and their partners where applicable.  (Emphasis added.)  Clearly designate the products that remain under development.

We have complied with this comment.  Please see pages 52 to 55.

Part C

17.           The power of attorney pursuant to which the filing was signed by the Fund’s directors states that specified agents may execute: “a Registration Statement on Form N-2, including any pre-effective amendments and/or any post-effective amendments thereto and any subsequent Registration Statement of the Company pursuant to Rule 462(b) of the Securities Act of 1933 (the "1933 Act") and any other filings in connection therewith . . .”  (Emphasis added.)  In this connection, please consult the requirements of Rule 483(b) under the Securities Act, which requires a power of attorney to relate to a specific filing.

We have reviewed Rule 483(b) under the Securities Act, and we believe that the power of attorney filed with the Registration Statement complies substantially with Rule 483(b) under the Securities Act, which provides that “[a] power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Act.”  We  interpret the text and substance of Rule 483(b) to expressly permit the use of a power of attorney in connection with any amendment to a specific registration statement, including a post-effective amendment thereto.  Since, however, the staff interprets Rule 483(b) so as to require a separate power of attorney for any post-effective amendment to a specific registration statement, we will obtain a separate power of attorney for any post-effective amendment to the registration statement in compliance with the staff's interpretation.

We believe that the above responses adequately respond to the concerns raised in your comments.  We have filed Pre-Effective Amendment No. 1 via the EDGAR system.  Should you have any additional comments or concerns, please feel free to contact the undersigned at 212-582-0900 or Richard Prins of Skadden, Arps, Slate, Meagher & Flom LLP at 212-735-3000.

Sincerely,

/s/ Sandra Matrick Forman

Sandra Matrick Forman

cc:	Douglas W. Jamison
Harris & Harris Group, Inc.

Richard T. Prins
Skadden, Arps, Slate, Meagher & Flom LLP